UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13 )*

Eagle Rock Energy Partners, L.P.
(Name of Issuer)
Common Units, representing limited partner interests, no par value
(Title of Class of Securities)
26985R 10 4
(CUSIP Number)
Charles C. Boettcher
Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, Texas 77002
(281) 408-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		14,297,402(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,297,402(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,297,402(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See Schedule A attached hereto for additional information.
(2) Represents (i) 11,230,516 Common Units and (ii) 3,066,886 Common Units issuable upon the exercise of the Warrants (see Item 4).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		14,297,402(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,297,402(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,297,402(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached hereto for additional information.
(2) Represents (i) 11,230,516 Common Units and (ii) 3,066,886 Common Units issuable upon the exercise of the Warrants (see Item 4).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MINERALS & PRODUCTION, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		5,065,686(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,065,686(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,065,686(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(2) Represents (i) 3,967,121 Common Units and (ii) 1,098,565 Common Units issuable upon the exercise of the Warrants (see Item 4).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		5,115,997(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,115,997(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,115,997(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached hereto for additional information.
(2) Represents (i) 4,006,522 Common Units and (ii) 1,109,475 Common Units issuable upon the exercise of the Warrants (see Item 4).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,004,733(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,483,264(1)(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,004,733(2)

WITH	10	SHARED DISPOSITIVE POWER:

19,483,264(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,487,997(1)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See also Schedule A attached hereto for additional information.
(2) Represents (i) 2,353,115 Common Units and (ii) 651,618 Common Units issuable upon the exercise of the Warrants (see Item 4).
(3) Represents (i) 15,291,752 Common Units and (ii) 4,191,512 Common Units issuable upon the exercise of the Warrants (see Item 4).
(4) Represents (i) 17,644,867 Common Units and (ii) 4,843,130 Common Units issuable upon the exercise of the Warrants (see Item 4).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,113,708(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,297,402(1)(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,113,708(2)

WITH	10	SHARED DISPOSITIVE POWER:

14,297,402(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,411,110 (1)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See also Schedule A attached hereto for additional information.
(2) Represents (i) 2,438,457 Common Units and (ii) 675,251 Common Units issuable upon the exercise of the Warrants (see Item 4).
(3) Represents (i) 11,230,516 Common Units and (ii) 3,066,886 Common Units issuable upon the exercise of the Warrants (see Item 4).
(4) Represents (i) 13,668,973 Common Units and (ii) 3,742,137 Common Units issuable upon the exercise of the Warrants (see Item 4).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP INCOME MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		69,865(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		69,865(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

69,865(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached hereto for additional information.
(2) Represents (i) 54,714 Common Units and (ii) 15,151 Common Units issuable upon the exercise of the Warrants (see Item 4).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,601,705(1)(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

25,601,705(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,601,705(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) See also Schedule A attached hereto for additional information.
(2) Represents (i) 20,083,324 Common Units and (ii) 5,518,381 Common Units issuable upon the exercise of the Warrants (see Item 4).

EXPLANATORY NOTE
          This Amendment No. 13 (this “Amendment”) to Schedule 13D/A last filed on July 13, 2010 (the “Schedule 13D/A”) with the Securities and Exchange Commission (the “SEC”) relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The total number of Common Units reported as beneficially owned in the Schedule 13D/A is 25,601,705, which constitutes approximately 28.8% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on (i) the outstanding number of Common Units on May 25, 2010, as reported by the Issuer in its prospectus supplement filed with the SEC pursuant to Rule 424(b)(4) on May 27, 2010, (ii) the Common Units issued upon the completion of the Rights Offering, (iii) the Common Units issued to Holdings upon the closing of the GP Option (defined below) and (iv) the number of Common Units issuable upon exercise of the warrants described in Items 4 and 5 below (the “Warrants”) held by such Reporting Person. The Schedule 13D/A is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D/A are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D/A.
Item 1. Security and Issuer.
This Item 1 shall be deemed to amend and restate Item 1 in its entirety:
          This statement on the Schedule 13D/A relates to the Common Units of the Issuer. The principal executive offices of the Issuer are located at 1415 Louisiana Street, Suite 2700, Houston, Texas 77002. The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 25,601,705, which constitutes approximately 28.8% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on (i) the outstanding number of Common Units on May 25, 2010, as reported by the Issuer in its prospectus supplement filed with the SEC pursuant to Rule 424(b)(4) on May 27, 2010, (ii) the Common Units issued upon the completion of the Rights Offering, (iii) the Common Units issued to Holdings upon the closing of the GP Option and (iv) the number of Common Units issuable upon exercise of the Warrants held by such Reporting Persons.
Item 4. Purpose of Transaction.
This Item 4 shall be deemed to amend and supplement Item 4 of the Schedule 13D/A:
          The Reporting Persons acquired the Common Units and Warrants reported herein solely for investment purposes. Any Reporting Person may make additional purchases or sales of Common Units and/or Warrants either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units and/or Warrants, general economic conditions, stock market conditions and other future developments.
          Pursuant to the Amended and Restated Securities Purchase and Global Transaction Agreement dated as of January 12, 2010 (the “Global Agreement”), the Issuer, on July 30, 2010, exercised an option (the “GP Option”) to acquire from Holdings all of the issued and outstanding limited liability company interests of GP LLC and limited partner interests of Eagle Rock GP, L.P., in exchange for 1,000,000 Common Units. As a result of the consummation of the GP Option, the Reporting Persons no longer own the general partner interests in the Issuer and, pursuant to the Issuer’s limited partnership agreement, the majority of the Issuer’s board hereafter will be elected by the Issuer’s common unitholders not affiliated with the Reporting Persons.
          In addition, pursuant to the Global Agreement, Holdings has committed to back-stop up to $41.6 million, at a price of $3.10 per unit, an equity offering by the Issuer to be undertaken at the sole option of the Issuer’s Conflicts Committee, which commitment will extend no longer than October 21, 2010.
The following shall be deemed to amend and restate Item 4(a)-(i) of the Schedule 13D/A:
(a) The information set forth in Item 6 of the Schedule 13D/A is hereby incorporated herein. The Issuer may grant restricted units, phantom units or options to employees and directors of the Issuer and its affiliates pursuant to a long term incentive plan adopted by the general partner of the general partner of the Issuer. The Reporting Persons may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer, from other reporting persons, or otherwise. In addition, the discussion above in this Item 4 contemplates the potential acquisition or disposition by one or more Reporting Persons of additional Issuer securities.
(b) None, except as contemplated by the Global Agreement.
(c) None.
(d) None, except as contemplated by the Global Agreement.
(e) None.
(f) None.
(g) None, except as contemplated by the Global Agreement.
(h) None.
(i) None.
(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of this Amendment. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units, Warrants or additional Issuer securities reported as beneficially owned in the Schedule 13D/A (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer (in accordance with the Issuer Partnership Agreement (defined below)) or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer.
This Item 5 shall be deemed to amend and restate Item 5 in its entirety:
          The percent of class provided for each Reporting Person below is based on the number of Common Units outstanding, which is equal to the total of (i) the 60,747,351 Common Units outstanding as of May 25, 2010, as reported by the Issuer in its prospectus supplement filed with the SEC pursuant to Rule 424(b)(4) on May 27, 2010, (ii) the 21,557,164 Common Units issued upon the completion of the Rights Offering, (iii) the 1,000,000 Common Units issued to Holdings upon the closing of the GP Option and (iv) the number of Common Units issuable upon exercise of the Warrants held by such Reporting Person (as identified below).

(a)-(b)	(i)	Holdings is the sole record owner of, and has the sole power to vote and dispose of 14,297,402 Common Units (16.6%), which includes (i) 11,230,516 Common Units and (ii) 3,066,886 Common Units issuable upon the exercise of the Warrants.

	(ii)	GP LLC does not directly own any Common Units. Because GP LLC is the general partner of Holdings, GP LLC may be deemed to possess sole voting and dispositive powers with respect to the 14,297,402 Common Units held by Holdings (16.6%).

	(iii)	Montierra is the sole record owner of, and has the sole power to vote and dispose of, 5,065,686 Common Units (6.0%), which includes (i) 3,967,121 Common Units and (ii) 1,098,565 Common Units issuable upon the exercise of the Warrants.

	(iv)	Montierra Management is the sole record owner of, and has the sole power to vote and dispose of, 50,311 Common Units (0.1%), which includes (i) 39,401 Common Units and (ii) 10,910 Common Units issuable upon the exercise of the Warrants. Because Montierra Management is the general partner of Montierra, Montierra Management may be deemed to possess sole voting and dispositive powers with respect to the 5,065,686 Common Units (6.0%) held by Montierra.

	(v)	NGP VII is the sole record owner of, and has the sole power to vote and dispose of, 3,004,733 Common Units (3.4%), which includes (i) 2,353,115 Common Units and (ii) 651,618 Common Units issuable upon the exercise of the Warrants. NGP VIII is the sole record owner of, and has the sole power to vote and dispose of, 3,113,708 Common Units (3.6%), which includes (i) 2,438,457 Common Units and (ii) 675,251 Common Units issuable upon the exercise of the Warrants. NGP VII and NGP VIII collectively own a majority LP interest in Holdings, and NGP VII owns a majority LP interest in Montierra. Because NGP VII owns 100% of NGP Income Management, NGP VII may be deemed to possess sole voting and dispositive powers with respect to the 69,865 Common Units (0.1%) held by NGP Income Management.

	(vi)	NGP Income Management is the sole record owner of, and has the sole power to vote and dispose of, 69,865 Common Units (0.1%), which includes (i) 54,714 Common Units and (ii) 15,151 Common Units issuable upon the exercise of the Warrants.

	(ix)	Kenneth A. Hersh does not directly own any Common Units. Kenneth A. Hersh is a member of the board of managers of GP LLC, the general partner of Holdings. He is also an Authorized Member of the ultimate general partners of NGP VII and NGP VIII. Thus, Mr. Hersh may be deemed to possess shared voting and dispositive powers with respect to all of the Common Units reported in this Schedule 13D/A.
The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.
(c) There have been no reportable transactions with respect to the Common Units and the Warrants within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Units being reported in this Schedule 13D/A.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units and the Warrants being reported in this Schedule 13D/A.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
This Item 6 shall be deemed to amend and restate Item 6 in its entirety:
          Subject to the terms and conditions of the Second Amended and Restated Agreement of Limited Partnership of the Issuer (as amended, the “Issuer Partnership Agreement”), each of the Reporting Persons have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Until May 21, 2015 and subject to the terms, conditions and exceptions in the Issuer Partnership Agreement, NGP VII, NGP VIII, Montierra, Montierra Management, NGP Income Management and Holdings may not sell (individually or collectively), without the prior approval of the conflicts committee of the Issuer, Common Units or Warrants representing 5.0% or more of the outstanding Common Units (including Warrants) of the Issuer for a sales price that exceeds by 5.0% or more the greater of (i) the current market price and (ii) the closing price on the trading day immediately preceding the date on which such party enters into an agreement to sell such Common Units or Warrants.
          The Issuer Partnership Agreement additionally contains various provisions with respect to the Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.
          Subject to the terms and conditions of the Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment Opportunities, L.P. (“NGP VII Income Co-Investment”), within 90 days of April 30, 2007, the Issuer is required to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units held by NGP Income Management, as an affiliate assignee of NGP-VII Income Co-Investment. Additionally, NGP Income Management has the right to include Common Units in any offering by the Issuer. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
          Subject to the terms and conditions of the Registration Rights Agreement between the Issuer and Montierra, at Montierra’s request, the Issuer is required to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units held by Montierra. Additionally, Montierra has the right to include Common Units in any offering by the Issuer. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
          The information set forth or incorporated by reference in Items 3 and 4 of this Schedule 13D/A is incorporated by reference into this Item 6.
Item 7. Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit B	Second Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed May 25, 2010).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K	Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).

Exhibit M	Press release, dated July 30, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit N	Amendment to the Second Amended and Restated Agreement of Limited Partnership of Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

SIGNATURES
          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.
Dated: July 30, 2010

EAGLE ROCK HOLDINGS, L.P. By its general partner, Eagle Rock GP, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

EAGLE ROCK GP, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

MONTIERRA MINERALS & PRODUCTION, L.P. By its general partner, Montierra Management LLC
By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

MONTIERRA MANAGEMENT LLC
By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P. By its general partner, G.F.W. Energy VII, L.P. By its general partner, GFW VII, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS VIII, L.P. By its general partner, G.F.W. Energy VIII, L.P. By its general partner, GFW VIII, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP INCOME MANAGEMENT L.L.C.
By:	/s/ Tony R. Weber
Tony R. Weber
President

/s/ Kenneth A. Hersh
Kenneth A. Hersh

SCHEDULE A
          This Schedule 13D/A is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a Joint Filing Agreement, dated May 3, 2007 in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934:
1.	Eagle Rock Holdings, L.P., a Texas limited partnership (“Holdings”);

2.	Eagle Rock GP, L.L.C., a Texas limited liability company, and the general partner of Holdings (“GP LLC”);

3.	Montierra Minerals & Production, LP, a Texas limited partnership (“Montierra”);

4.	Montierra Management LLC, a Texas limited liability company and the general partner of Montierra (“Montierra Management”);

5.	Natural Gas Partners VII, L.P., a Delaware limited partnership (“NGP VII”);

6.	Natural Gas Partners VIII, L.P., a Delaware limited partnership (“NGP VIII”);

7.	NGP Income Management, L.L.C., a Texas limited liability company (“NGP Income Management”); and

8.	Kenneth A. Hersh, a citizen of the United States of America.
          The Reporting Persons share voting power for certain reported securities due to ownership, governing control or other relationships as described below.
•	Kenneth A. Hersh is a manager of GP LLC, the general partner of Holdings. Mr. Hersh is also an authorized member of the ultimate general partners of NGP VII and NGP VIII, and thus may be deemed to beneficially own all the securities deemed to be beneficially owned by NGP VII and NGP VIII.

•	NGP VII owns 100% of NGP Income Management. Thus, NGP VII may be deemed to beneficially own all of the reported securities of NGP Income Management.

•	NGP VII appoints three managers on the board of GP LLC, which serves as the general partner of Holdings, and NGP VIII owns a majority of the membership interests of GP LLC. Thus, both NGP VII and NGP VIII may be deemed to beneficially own all of the reported securities of Holdings.

•	GP LLC is the general partner of Holdings, and may be deemed to beneficially own all of the reported securities of Holdings.

•	NGP VII owns a majority membership interest in Montierra Management, which serves as the general partner of Montierra, and appoints three managers on the board of Montierra Management. Thus, NGP VII may be deemed to beneficially own all of the reported securities of both Montierra Management and Montierra.

•	Montierra Management is the general partner of Montierra, and may be deemed to beneficially own all of the reported securities of Montierra.
          The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

Exhibit Index

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit B	Second Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed May 25, 2010).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No.9 to the Schedule 13D/A on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No.9 to the Schedule 13D/A on December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K	Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).

Exhibit M	Press release, dated July 30, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit N	Amendment to the Second Amended and Restated Agreement of Limited Partnership of Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).